Filed by Kansas City

Southern

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

(Commission File No. 001-04717)

Date: March 22, 2021

Kansas City Southern (“KCS”) is making available the following communications through the website www.futureforfreight.com, a website maintained by KCS providing information relating to its proposed merger with Canadian Pacific.

ONE RAILROAD CONNECTING U.S.-MEXICO-CANADA

Canadian Pacific (CP) and Kansas City Southern (KCS) have announced an agreement to combine and create the first rail network connecting the U.S., Mexico and Canada. Joining seamblessly in Kansas City, Mo., in America’s heartland, CP and KCS together will connect customers via single- network transportation offerings between points on CP’s system throughout Canada, the U.S. Midwest and the U.S. Northeast and points on KCS’ system throughout Mexico and the South central U.S. Key Takeaways Creates the first U.S.-Mexico-Canada Rail Network

    OFFER UNPARALLELED SERVICE & BENEFITS FOR SHIPPERS EXPANDS COMMITMENT TO SAFETY & INNOVATION DELIVERS VALUE FOR BOTH COMPANIES’ SHAREHOLDERS

BETTER TOGETHER

Better Together | CP & KCS: The Future for Freight Together, CP and KCS will have the ability to deliver enhanced competition and unsurpassed levels of service, safety and economic efciency for shippers and communities across the U.S., Mexico and Canada. The combination: Creates a transcontinental USMCA rail network Drives single-line efciencies Enhances competition Fosters economic growth across North America Supports environmental and sustainability goals THE COMBINATION

The First U.S.-Mexico-Canada Rail Network While remaining the smallest of six U.S. Class 1 railroads by revenue, the combined company will create a much larger and more competitive network that reaches every North American coast and connects the U.S.. Mexico and Canada. Together, CP and KCS will offer expanded access. Our single-line our safe, efficient network will offer economic growth, promote a shift from truck to for hauls. far our combination fosters growth and economic opportunity across all of North America. . Unparalleled Service and Benefits for Shippers A true USMCA railroad, the combined network will offer seamless service throughout the U.S.. Mexico and Canada, spurring greater competition and offering new options and services for shippers. The transaction creates more efficient single-line routes that allow some traffic between KCS-served points and the Upper Midwest/Western Canada to bypass Chicago via the CP route through Iowa. This has the potential to contribute to the reduction of rail traffic, fuel burn and emissions in Chicago, an important hub city. : Together, we will provide: • Direct connections to new markets and premier ports on all coasts. • The only East-West railroad that runs between the U.S. Northeast and Atlantic Canada with Texas and Mexico, and also to the U.S. Upper Midwest from Mexico. Texas and Louisiana. • New intermodal service between Dallas. East Texas and Chicago.

Leading Commitment to Safety and Innovation . The proposed combination joins two strong-performing Class 1’s, providing KCS _ ‘ with access to CP’s operational expertise and installing CP’s leading safety culture at KCS. KCS’ network will benefit from deployment jO of CP’s predictive analytics to improve safety by reducing mainline mechanical failures and minimizing delays in the supply chain. CP is the safest of North America’s Class 1 railroads, with the lowest train accident frequency for 15 consecutive years (l)Based on Federal Railroad Administration data KCS and CP share the same operating philosophy called Precision Railroading (PSR). PSR helps us to balance the network and benefit all stakeholders through better system operations, optimizing car usage to drive consistent utilization and speed, controlling costs and operating more efficiently and reducing complexity through consistent scheduling. At the heart of PSR is a commitment to deliver for customers and communities—and to do it safely.

COMPETITION AND ECONOMIC GROWTH

The CP-KCS combination adds competition and rail capacity that can drive current and future economic growth, providing benefts in communities across North America, including more efcient use of existing infrastructure, and expanded and alternative network routes ofering more options for shippers of all sizes. KEY TAKEAWAYS Advancing North America’s Climate * CP and KCS are both committed to improving sustainability and the transition to a low-carbon economy in North America. Railways represent the most energy-efficient method of moving freight over land.

GRAIN NEW SINGLE-LINE SERVICE CONNECTING CP ORIGINS WITH KCS DESTINATIONS CP-SEIVER CANADIAN ORlSKS EOMONTON UNCOIHER HUNTINGDON TAINNIPFC_ KINSSSATE DUEIECCITT CORTTS NOES SAINT JOHN PORTAlX TUHLACB BIT ~\ MONTREALY . Expanding Grain Market Reach U.S. ORIGINS The combination of CP and KCS offers a miwAUNEE YNTW IORN seamless network and new single-line haul options to improve the efficient flow of grain shipments from origins on CP in Canada and the U.S. Upper Midwest to destinations served by KCS in the U.S. ( 7 ACS SERVED South, Gulf ports and deep into Mexico. CUIEPORT It ARTHUR CHRISTI MTILLE OROS IRA CO IERACROZ IAJARO CARDENAS Increasing Connectivity for Intermodal IMTCDMOnAI I NEW-SINGLE-LINE INTERHODAL SERVICES WOULD TAKE TRUCKS INTERMODAL OFF HIGHWAYS AND STIMULATE COMPETITION Our combination offers unprecedented reach via new single-line hauls across the combined company’s continent-wide network. Anticipated new services: HUNTINGDON ... NOYCSL • New head-to-head, single-line competition for intermodal shipments between the Mexican border and the Upper Midwest • New head-to-head, single-line competition for intermodal shipments between Chicago and Dallas • KCS’s intermodal network gains the addition of CP’s service between Chicago, Toronto and Montreal, offering KCS customers a truck-like service with consistent transit, even in short-haul lanes • CP’s routes into Western Canada i provides shippers with improved service and access to Vancouver, Minneapolis-St. Paul, Chicago and Detroit • Lazaro Cardenas routes into the U.S. heartland

More Access for Automotive

Our combined rail network connects key manufacturing centers with key distribution centers via new single-line hauls linking Mexico and the U.S. Upper Midwest and Canada.

Together, we will create the only network that will link production centers in Mexico, Ontario, and Detroit to vehicle distribution facilities.

- More assembly plants across the continent gain direct routing options to major markets within Canada, the U.S. and Mexico.
- CP's network will connect seamlessly with KCS's reach to 90% of auto assembly plants in Mexico as well as four KCS-owned automotive distribution facilities and three major Mexican ports on the Pacific and Gulf.


AUTO
NEW-SINGLE-LINE SERVICE WOULD LINK ASSEMBLY PLANTS, PARTS SUPPLIERS AND DISTRIBUTION HUBS

INVESTORS The combined company would be well-positioned to create long-term value for the shareholders of both companies via strong combined cash flows, enhabced margins and EPS accretion.

March 21, 2021 Press Release

March 21, 2021 investor presentation

March 21, 2021 cp and kcs agree to combine: joint investor conference call

RESOURCES Maps VIEW COMBINED NETWORK MAP BETTER TOGETHER

GRAIN VIEW GRAIN MAP INTERMODAL VIEW INTERNATIONAL MAP

ENERGY VIEW ENERGY MAP AUTO VIEW AUTO MAP

VIEW MODAL MAP FACTs SHEETS BETTER TOGETHER FACT SHEET AUTO FACT SHEET

Energy Fact Sheet Grain Fact Sheet CONNECTING 22 COMBINED INTERMODAL COMPELLING OPPORTUNITY TO REDUCE FACILITIES ACROSS NORTH AMERICA ROAD TRAFFIC CONGESTION INTERMODAL cataiaB hqsxqb Intermodal Fact Sheet Modal Shift Fact Sheet Voting Trust Infoqraphic

SUSTAINABILITY FACT SHEET DlVERSITY & INCLUSION FACT SHEET Sustainability Fact Sheet Diversity & Inclusion Fact Sheet Safety, Technology & Innovation CP Minnesota Commitment Fact Sheet

FORWARD-LOOKING STATEMENTS AND INFORMATION This news release includes certain forward looking statements and forward looking information (collectively, FLI) to provide Kansas City Southern and Canadian Pacific shareholders and potential investors with information about Kansas City Southern, Canadian Pacific and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Kansas City Southern, Canadian Pacific and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this news release contains FLI pertaining to, but not limited to, information with respect to the following: the transactionÊ¡ the combined company’s scale; financial growthÊ¡ future business prospects and performanceÊ¡ future shareholder returnsÊ¡ cash flows and enhanced marginsÊ¡ synergiesÊ¡ leadership and governance structureÊ¡ and office and headquarter locations. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedentÊ¡ interloper riskÊ¡ the realization of anticipated benefits and synergies of the transaction and the timing thereofÊ¡ the success of integration plansÊ¡ the focus of management time and attention on the transaction and other disruptions arising from the transactionÊ¡ estimated future dividendsÊ¡ financial strength and flexibilityÊ¡ debt and equity market conditions, including the ability to access capital markets on favourable terms or at allÊ¡ cost of debt and equity capitalÊ¡ the previously announced proposed share split of Canadian Pacific’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the Canadian Pacific share price which may negatively impact the value of consideration offered to Kansas City Southern shareholdersÊ¡ the ability of management of Canadian Pacific, its subsidiaries and affiliates to execute key priorities, including those in connection with the transactionÊ¡ general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and México; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficultiesÊ¡ risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and México; climate change and the market and regulatory responses to climate change; anticipated in-service datesÊ¡ success of hedging activitiesÊ¡ operational performance and reliabilityÊ¡ customer, shareholder, regulatory and other stakeholder approvals and supportÊ¡ regulatory and legislative decisions and actionsÊ¡ the adverse impact of any termination or revocation by the Méxican government of Kansas City Southern de México, S.A. de C.V.’s Concession; public opinionÊ¡ various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by Kansas City Southern and Canadian Pacific with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT Canadian Pacific will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of Kansas City Southern that also constitutes a prospectus of Canadian Pacific, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Kansas City Southern. Canadian Pacific will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to Canadian Pacific shareholders. INVESTORS AND SHAREHOLDERS OF KANSAS CITY SOUTHERN AND CANADIAN PACIFIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KANSAS CITY SOUTHERN, CANADIAN PACIFIC, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Canadian Pacific and Kansas City Southern with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Kansas City Southern online at www.investors.kcsouthern.com, upon written request delivered to Kansas City Southern at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling Kansas City Southern’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by Canadian Pacific online at investor.cpr.ca and www.sedar.com, upon written request delivered to Canadian Pacific at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling Canadian Pacific at 1-403-319-7000. You may also read and copy any reports, statements and other information filed by Kansas City Southern and Canadian Pacific with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, Kansas City Southern, Canadian Pacific, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Kansas City Southern’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Information about Canadian Pacific’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.